SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                               (Amendment No. 1)*

                               IPC HOLDINGS, LTD.
                               __________________
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         ______________________________
                         (Title of Class of Securities)

                                    G4933P101
                                 ______________
                                 (CUSIP Number)

                                February 4, 1999
                      _____________________________________
                      (Date of Event which Requires Filing
                               of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]     Rule 13d-1(b)
                  [X]     Rule 13d-1(c)
                  [ ]     Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                         Continued on following page(s)
                               Page 1 of 15 Pages

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 2 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  CAYMAN ISLANDS

                           5        Sole Voting Power
 Number of                                  733,406
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   733,406
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            733,406

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.93%

12       Type of Reporting Person*

                  OO; IV

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 3 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  733,406
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   733,406
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            733,406

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.93%

12       Type of Reporting Person*

                  PN; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 4 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  733,406
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   733,406
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            733,406

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.93%

12       Type of Reporting Person*

                  CO

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 5 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  DELAWARE

                           5        Sole Voting Power
 Number of                                  733,406
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   733,406
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            733,406

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain
         Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.93%

12       Type of Reporting Person*

                  OO; IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 6 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  733,406
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            733,406

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            733,406

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.93%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 7 of 15 Pages


1        Name of Reporting Person
         I.R.S. Identification No. of Above Persons (ENTITIES ONLY)

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]
3        SEC Use Only

4        Citizenship or Place of Organization

                  UNITED STATES

                           5        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  733,406
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   0
    With
                           8        Shared Dispositive Power
                                            733,406

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            733,406

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    2.93%

12       Type of Reporting Person*

                  IA

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

CUSIP No. G4933P101                                           Page 8 of 15 Pages


1        Name of Reporting Person
         S.S. or I.R.S. Identification No. of Above Person

                  TIVADAR CHARITABLE LEAD TRUST u/a/d 9/30/82
                  BY GEORGE SOROS AS GRANTOR

2        Check the Appropriate Box If a Member of a Group*
                                                     a.  [ ]
                                                     b.  [x]

3        SEC Use Only

4        Citizenship or Place of Organization

                  NEW YORK

                           5        Sole Voting Power
 Number of                                  338,888
   Shares
Beneficially               6        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                7        Sole Dispositive Power
   Person                                   338,888
    With
                           8        Shared Dispositive Power
                                            0

9        Aggregate Amount Beneficially Owned by Each Reporting Person

                                            338,888

10       Check Box If the Aggregate Amount in Row (9) Excludes Certain Shares*
                                            [x]

11       Percent of Class Represented By Amount in Row (9)

                                    1.35%

12       Type of Reporting Person*
                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 9 of 15 Pages


Item 1(a)         Name of Issuer:

                  IPC Holdings, Ltd. (the "Issuer").

Item 1(b)         Address of the Issuer's Principal Executive Offices:

                  American International Building, 29 Richmond Road, Pembroke HM08, Bermuda.

Item 2(a)         Name of Person Filing:

                  This statement is filed on behalf of each of the following persons (collectively, the "Reporting Persons"):

                  i) Quantum Industrial Partners LDC, a Cayman Islands exempted limited duration company ("QIP");

                  ii) QIH Management Investor, L.P., a Delaware limited partnership ("QIHMI");

                  iii) QIH Management, Inc., a Delaware corporation ("QIH Management");

                  iv)      Soros  Fund  Management   LLC,  a  Delaware   limited
                           liability company ("SFM LLC");

                  v)       Mr. George Soros ("Mr. Soros");

                  vi)      Mr. Stanley F. Druckenmiller  ("Mr.  Druckenmiller");
                           and

                  vii) Tivadar Charitable Lead Trust u/a/d 8/30/82 By George Soros As Grantor, a New York charitable lead trust ("Tivadar").

                  This Statement relates to Shares (as defined herein) held for the account of QIP. QIHMI, an investment advisory firm, is vested with investment discretion over the Shares held for the account of QIP. Mr. Soros is the sole shareholder of QIH Management, the sole general partner of QIHMI, and Chairman of SFM LLC. Mr. Soros has entered into an agreement pursuant to which he has agreed to use his best efforts to cause QIH Management to act at the direction of SFM LLC. Mr. Druckenmiller is Lead Portfolio Manager and a Member of the Management Committee of SFM LLC.

                  This Statement also relates to Shares held for the account of Tivadar, a charitable lead trust created by Mr. Soros, as grantor, on September 30, 1982 for the benefit of charitable donees and members of his family. Mr. Michael C. Neus and Mr. Gary Gladstein serve as trustees of Tivadar.

                                                             Page 10 of 15 Pages



Item 2(b)         Address of Principal Business Office or, if None, Residence:

                  The address of the principal business office of QIP is Kaya Flamboyan 9, Willemstad, Curacao, Netherlands Antilles.

                  The address of the principal business office of each of QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller is 888 Seventh Avenue, 33rd Floor, New York, NY 10106.

                  The address of the principal business office of Tivadar is 330 Engle Street, Tenafly, New Jersey 07670.

Item 2(c)         Citizenship:

                  i) QIP is a Cayman Islands exempted limited duration company;

                  ii)      QIHMI is a Delaware limited partnership;

                  iii)     QIH Management is a Delaware corporation;

                  iv)      SFM LLC is a Delaware limited liability company;

                  v)       Mr. Soros is a United States citizen;

                  vi)      Mr. Druckenmiller is a United States citizen; and

                  vii)     Tivadar is a New York charitable lead trust.

Item 2(d)         Title of Class of Securities:

                           Common Stock, $.01 par value (the "Shares").

Item 2(e)         CUSIP Number:

                           G4933P101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

                           This Item 3 is not applicable.

                                                             Page 11 of 15 Pages



Item 4.           Ownership:

Item 4(a)         Amount Beneficially Owned:

                           As of February 11, 1999 each of the Reporting Persons may be deemed the beneficial owner of the following number of Shares:

                           (i)       QIP,  QIHMI,  QIH  Management, SFM LLC, Mr.
Soros and Mr. Druckenmiller may be deemed to be the beneficial owner of the 733,406 Shares held for the account of QIP.

                           (ii)     Tivadar  may be deemed to be the  beneficial
owner of the 338,888 Shares held for its account.

Item 4(b)         Percent of Class:

                           (i)      The  number of Shares of which  each of QIP,
QIHMI, QIH Management, SFM LLC, Mr. Soros and Mr. Druckenmiller may be deemed to be the beneficial owner constitutes approximately 2.93% of the total number of Shares outstanding.

                           (ii)     The number of Shares of which Tivadar may be
deemed to be the beneficial owner constitutes approximately 1.35% of the total number of Shares outstanding.

Item 4(c)         Number of shares as to which such person has:

     QIP
     ---

     (i)   Sole power to vote or to direct the vote:                     733,406

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        733,406

     (iv)  Shared power to dispose or to direct the disposition of:            0

     QIHMI
     -----

     (i)   Sole power to vote or to direct the vote:                     733,406

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        733,406

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 12 of 15 Pages


     QIH Management
     --------------

     (i)   Sole power to vote or to direct the vote:                     733,406

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        733,406

     (iv)  Shared power to dispose or to direct the disposition of:            0

     SFM LLC
     -------

     (i)   Sole power to vote or to direct the vote:                     733,406

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        733,406

     (iv)  Shared power to dispose or to direct the disposition of:            0

     Mr. Soros
     ---------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   733,406

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      733,406

     Mr. Druckenmiller
     -----------------

     (i)   Sole power to vote or to direct the vote:                           0

     (ii)  Shared power to vote or to direct the vote:                   733,406

     (iii) Sole power to dispose or to direct the disposition of:              0

     (iv)  Shared power to dispose or to direct the disposition of:      733,406

     Tivadar
     -------

     (i)   Sole power to vote or to direct the vote:                     338,888

     (ii)  Shared power to vote or to direct the vote:                         0

     (iii) Sole power to dispose or to direct the disposition of:        338,888

     (iv)  Shared power to dispose or to direct the disposition of:            0

                                                             Page 13 of 15 Pages



Item 5.           Ownership of Five Percent or Less of a Class:

                  If this statement is being filed to report the fact that as of the date hereof each of the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person:

                  (i) The shareholders of QIP, including Quantum Industrial Holdings, Ltd., a British Virgin Islands international business company, have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the account of QIP in accordance with their ownership interests in QIP.

                  (ii) The beneficiaries of Tivadar, which include charitable donees and family members of Mr. Soros, have the right to participate in the receipt of dividends from, or proceeds from the sale of, securities, including the Shares, held for the account of Tivadar in accordance with the terms of the trust.

                  Each of SFM LLC, Mr. Soros, Mr. Druckenmiller, QIP, QIHMI and QIH Management expressly disclaims beneficial ownership of any Shares not held directly for the account of QIP. Tivadar expressly disclaims beneficial ownership of any Shares not held directly for its account.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
                  Company:

                           This Item 7 is not applicable.

Item 8.           Identification and Classification of Members of the Group:

                           This Item 8 is not applicable.

Item 9.           Notice of Dissolution of Group:

                           This Item 9 is not applicable.

Item 10.          Certification:

                  By signing below each signatory certifies that, to the best of his/its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                             Page 14 of 15 Pages


                                   SIGNATURES


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1999             QUANTUM INDUSTRIAL PARTNERS LDC


                                     By:     /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact


Date:  February 12, 1999             QIH MANAGEMENT INVESTOR, L.P.

                                     By:     QIH Management, Inc.,
                                             its General Partner


                                             By:  /S/ MICHAEL C. NEUS
                                                  ------------------------------
                                                  Michael C. Neus
                                                  Vice President


Date:  February 12, 1999             QIH MANAGEMENT, INC.


                                     By:     /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Vice President

Date:  February 12, 1999             SOROS FUND MANAGEMENT LLC


                                     By:     /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Assistant General Counsel

Date:  February 12, 1999             GEORGE SOROS


                                     By:     /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

                                                             Page 15 of 15 Pages


Date:  February 12, 1999             STANLEY F. DRUCKENMILLER


                                     By:     /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Attorney-in-Fact

Date:  February 12, 1999             TIVADAR CHARITABLE LEAD TRUST


                                     By:     /S/ MICHAEL C. NEUS
                                             -----------------------------------
                                             Michael C. Neus
                                             Trustee